UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 20, 2014	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Voting Results of the 23rd Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 20, 2014

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

VOTING RESULTS OF

THE 23rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

All of the resolutions were approved at the 23rd Ordinary General Meeting of Shareholders held on June 19, 2014.

Matters reported

(1)	Date for the Ordinary General Meeting of Shareholders:
June 19, 2014

(2)	Matters resolved:
	Item 1:	Appropriation of Retained Earnings
(1) Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment ¥30 per share of common stock of the Company
Total Amount of Dividend Payment: ¥124,402,803,000
(2) Effective Date of the Appropriation of Dividends from Retained Earnings June 20, 2014

	Item 2:	Election of 15 Directors

Kaoru Kato, Kazuhiro Yoshizawa, Yoshikiyo Sakai, Akira Terasaki, Seizo Onoe, Hirotaka Sato, Kazuhiro Takagi, Hiroyasu Asami, Shoji Suto, Kiyohiro Omatsuzawa, Toshiki Nakayama, Hajime Kii, Makoto Tani, Teruyasu Murakami, and Takashi Nakamura were elected and appointed as Directors.

	Item 3:	Election of 2 Audit & Supervisory Board Members
Tooru Kobayashi and Toshimune Okihara were elected and appointed as Audit & Supervisory Board Members.

(3)	The number of votes for, votes against or abstentions on each proposal, requirements for approval and voting results:

Matters resolved	Number of votes for proposal	Number of votes against proposal	Number of abstentions	Requirements for approval	Voting results and ratio of voting for proposal (%)

Item 1	36,611,561	18,019	14,863	*1	Approved 99.30

Item 2

Kaoru Kato	34,332,008	2,284,275	28,401		Approved 93.12

Kazuhiro Yoshizawa	36,307,363	307,432	29,895		Approved 98.48

Yoshikiyo Sakai	36,101,812	512,983	29,893		Approved 97.92

Akira Terasaki	36,177,470	437,331	29,887		Approved 98.12

Seizo Onoe	36,307,714	307,080	29,895		Approved 98.48

Hirotaka Sato	36,307,084	307,700	29,904		Approved 98.47

Kazuhiro Takagi	36,306,442	308,351	29,896	*2	Approved 98.47

Hiroyasu Asami	36,102,216	512,548	29,925		Approved 97.92

Shoji Suto	36,102,198	512,600	29,891		Approved 97.92

Kiyohiro Omatsuzawa	36,102,842	511,921	29,925		Approved 97.92

Toshiki Nakayama	36,100,985	513,814	29,890		Approved 97.92

Hajime Kii	36,094,013	520,783	29,892		Approved 97.90

Makoto Tani	36,093,639	521,133	29,917		Approved 97.90

Teruyasu Murakami	36,466,104	163,769	14,816		Approved 98.91

Takashi Nakamura	33,739,442	2,881,447	23,798		Approved 91.51

Item 3

Tooru Kobayashi	36,247,654	373,032	23,772	*2	Approved 98.31

Toshimune Okihara	30,582,451	6,037,860	24,142		Approved 82.95

*1	Resolution shall be approved at the shareholder meeting by a vote of half or more of the voting rights represented thereat.
*2

Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of half or more of the voting rights represented thereat.

(4)	Notes regarding the calculation of the number of votes exercised by certain shareholders at the meeting:

All agenda items respectively met the requirements for approval by the sum of the votes exercised up to the day prior to the Meeting, plus the number of votes exercised by certain shareholders present at the meeting, who could be confirmed with votes for, against or abstaining on each proposal. Consequently, we did not calculate the number of votes for, against or abstaining with respect to shareholders present at the meeting, with the exception of those by aforementioned certain shareholders.